Mark C. Amorosimark.amorosi@klgates.comT +1 202 778 9351 F +1 202 778 9100 Mark C. Amorosi mark.amorosi@klgates.com T +1 202 778 9351 F +1 202 778 9100

April 8, 2020

VIA EDGAR AND E-MAIL

Ms. Elisabeth Bentzinger

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to U.S. Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 64 to the Registration Statement on Form N-1A of EQ Premier VIP Trust (File No. 811-10509)

Dear Ms. Bentzinger:

On behalf of EQ Premier VIP Trust (the “Trust”), set forth below are comments that you provided orally on March 23, 2020, concerning Post-Effective Amendment No. 64 to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”).  The Post-Effective Amendment was filed with the U.S. Securities and Exchange Commission on February 7, 2020, pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder.  Your comments are set forth in italics and are followed by the Trust’s responses.  Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

1.	General Comments
a.	Comment: Please be sure to update the Trust’s new name on EDGAR.

Response:  The Trust confirms that it will update its name on EDGAR.

2.	Prospectus
a.

Comment:  Please confirm that the line item for acquired fund fees and expenses in the fee table will be removed. The proxy statement for the Charter Multi-Sector Bond Portfolio stated that the acquired fund fees and expenses for the restructured portfolio will be zero.

Response:  The Trust confirms that the line item for acquired fund fees and expenses will be removed from the fee table.

b.

Comment:  Please explain supplementally whether the Portfolio intends to invest more than 15% in non-agency, below investment grade mortgage- and asset-backed securities and collateralized loan obligations.  If so, please explain how the Portfolio determined that its investment strategy is appropriate for the open-end structure given the liquidity profile of these investments.  Your response should include general market data on the types of investments and information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the Investment Company Act of 1940 (Investment Company Liquidity Risk Management Programs, Investment Company Act Release No. 32315 (Oct. 13, 2016)).

Response:  The Trust confirms that the Portfolio does not currently intend to invest more than 15% in non-agency, below investment grade mortgage- and asset-backed securities and collateralized loan obligations. As a general matter, the Trust does not consider these investments as inherently illiquid, but monitors those assets for liquidity purposes in accordance with Rule 22e-4 under the Investment Company Act of 1940.

c.

Comment:  The fourth paragraph of the Portfolio’s principal investment strategy states that the portfolio managers intend to maintain an average weighted portfolio quality of BBB- or better.  Please clarify in the disclosure that BBB- means investment grade.

Response:  The Trust has clarified the disclosure as follows: “The portfolio managers intend to maintain an average weighted portfolio quality of BBB- or better, which is considered investment grade, whether composed of rated securities or unrated securities deemed by the portfolio managers to be of comparable quality.”

d.

Comment:  The fifth paragraph of the Portfolio’s principal investment strategy states that the Portfolio may invest in credit default swaps.  If the Portfolio will write credit default swaps, then please disclose in the statutory prospectus that the Portfolio will segregate the full notional amount of the swap to cover the obligation.

Response:  The Trust confirms that, if the Portfolio writes (sells) a credit default swap, then the Portfolio will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement.  The Trust respectfully declines to add this disclosure to the statutory prospectus.

e.	Comment: If the Portfolio intends to invest in contingent convertible securities (“CoCos”), please explain supplementally the extent to which the Portfolio may do so.

Response:  The Trust notes that such investments will not exceed 5% of the Portfolio’s assets.  Accordingly, the Trust believes that the current disclosure in the registration statement about these investments is appropriate.

f.

Comment:  We note that significant market events have occurred as a result of the COVID-19 pandemic since this filing was submitted.  Please consider whether the Portfolio’s disclosure, including the risk disclosure, should be revised, based on how these events are affecting the bond market.  If the Portfolio believes no additional disclosure is warranted, please explain supplementally why not.

Response:  The Trust has revised the disclosure in “Recent Market Conditions Risk” to discuss the impact of the COVID-19 pandemic, including that its impacts have caused significant volatility and declines in the global financial markets, and that the prices and liquidity of the securities in which the Portfolio invests could be further adversely impacted, which in turn could negatively impact the Portfolio’s performance and cause losses on an investment in the Portfolio.

The Trust has also revised the “Redemption Risk” risk factor in the summary and statutory prospectuses by adding the following language: “In addition, significant securities market disruptions related to outbreaks of the coronavirus disease (COVID-19) have led to dislocation in the market for a variety of fixed income securities (including, without limitation, commercial paper, corporate debt securities, certificates of deposit, asset-backed debt securities and municipal obligations), which has decreased liquidity and sharply reduced returns.”

g.

Comment:  Please consider whether the expected discontinuation of LIBOR is a principal risk of the Portfolio.  If it is not considered a principal risk, please explain why not.  Please tailor any principal risks to describe.

Response:  The Trust believes that the expected discontinuation of LIBOR is not a principal risk of the Portfolio.  To make this determination, the Trust reviewed the percentage of assets of the Portfolio with investment exposure to instruments using LIBOR as a reference rate, as well as the anticipated exposure going forward.

h.

Comment:  The “Mortgage-Related and Other Asset-Backed Securities Risk” risk factor references subprime mortgages.  Please disclose that the liquidity of subprime mortgages and non-agency, non-investment grade mortgage-backed securities could change dramatically over time.  Further, if investing in subprime mortgages is a principal investment strategy of the Portfolio, please state so in the principal investment strategy discussion.

Response:  The Trust has revised the risk disclosure accordingly.  Investing in subprime mortgages is not a principal investment strategy of the Portfolio; however the Trust believes the added risk disclosure is appropriate, given the risks associated with exposure to these investments.

The Trust has revised the “Mortgage-Related and Other Asset-Backed Securities Risk” risk factor as follows: “The risk of defaults by borrowers is generally higher in the case of asset or mortgage pools that include subprime assets or mortgages, and the liquidity and value of subprime mortgages and non-investment grade mortgage-backed securities that are not guaranteed by Ginnie Mae, Fannie Mae, and Freddie Mac could change dramatically over time.”

i.

Comment:  The principal risk section includes general “Derivatives Risk” and specific “Futures Contract Risk”

risk factors, but the Portfolio’s principal investment strategy states that the Portfolio may also use options and enter into swap agreements. Please consider the SEC staff (“Staff”) guidance set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (commonly referred to as the “Barry Miller Letter”) regarding derivatives related disclosure, and ensure the disclosure is not generic and fully describes how the Portfolio will use derivatives and the risks associated with the use of derivatives.

Response:  The principal risks of options and swaps are described in the “Derivatives Risk” risk factor and additional information about these instruments is provided in the statutory prospectus.  The Trust believes that these disclosures are consistent with the views set forth in the Barry Miller Letter.

j.

Comment:  In the discussion of the recoupment provision and reference to the Portfolio’s expense ratio in the section “More Information on Fees and Expenses” on page 13, please revise to clarify that this expense ratio would be the expense ratio after the repayment is taken into account.  Further, the recoupment provision should be disclosed in the fee table footnote that describes the expense waiver in the fee table.

Response:  The Trust has revised the discussion as follows: “The Adviser may be reimbursed the amount of any such payments or waivers in the future provided that the payments or waivers are reimbursed within three years of the payments or waivers being recorded and ~~the combination of~~ the Portfolio’s expense ratio, ~~and such reimbursements~~ after the reimbursement is taken into account, does not exceed the Portfolio’s expense cap at the time of the waiver or the Portfolio’s expense cap at the time of the reimbursement, whichever is lower.”  The Trust has also added the same disclosure to the end of the second footnote to the fee table.

k.	Comment: On page 14, please state the Portfolio’s investment objective and whether it may be changed without shareholder approval.

Response:  The Trust has added the following disclosure to the section “Changes in Investment Objective and Investment Strategies”: “The Portfolio seeks to achieve high total return through a combination of current income and capital appreciation.” The disclosure currently states that the objective can be changed without shareholder approval.

l.	Comment: In the section discussing the Portfolio’s 80% policy, please disclose that any derivatives included in the 80% basket are valued for purposes of Rule 35d-1 on a mark to market basis.

Response:  The Trust confirms that it currently values derivatives at mark to market value for purposes of determining compliance with a Portfolio’s 80% investment policy pursuant to Rule 35d-1. The Trust, however, respectfully declines to add this disclosure to the prospectus.

m.

Comment:  In the section “More Information About Investment Strategies & Risks - Additional Information About the Investment Strategies,” please move all non-principal strategies to the Statement of Additional Information (“SAI”) or, alternatively, please distinguish in the prospectus which strategies are principal and which are not. See General Instruction C(3)(b) of Form N-1A; Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update No. 2014-08 (June 2014).

Response:  The Trust notes that, as required by Form N-1A, each Portfolio’s principal investment strategies and risks are identified in the summary prospectus.  The Portfolio’s principal investment strategies and risks, as well as additional information associated with the Portfolio’s principal investment strategies and risks, are described within the statutory prospectus.  The Trust further notes that the “More Information About Investment Strategies & Risks” section of the statutory prospectus affirms that the Portfolio’s principal investment strategies and risks are discussed in the summary prospectus.  General Instruction C(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus.”  This instruction permits the Trust to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk.  Therefore, the Trust respectfully submits that no revisions are required.

n.

Comment:  The section “More Information About Investment Strategies & Risks - Additional Information About the Investment Strategies” discusses bank loans.  If the Portfolio may hold a significant amount of “covenant lite” loans, then please revise the principal risk disclosures to include the heightened risks associated with such loans.

Response:  The Trust confirms that the Portfolio will not hold a significant amount of “covenant lite” loans.  The Portfolio’s prospectus includes disclosure about “covenant lite” loans and the heightened risks thereof in the third paragraph of the section “More Information About Investment Strategies & Risks - Loan Risk.”  The Trust has also included in the Portfolio’s SAI a description of “covenant lite” loans and their associated risks.

o.

Comment:  Please add disclosure in the statutory prospectus indicating that the Portfolio will consider the investments of all underlying funds, including ETFs, when determining compliance with Rule 35d-1.

Response:  In the adopting release to Rule 35d-1, the SEC stated that “[i]n appropriate circumstances…an investment company [may] include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”  The Trust is not aware of any specific requirement under the federal securities laws or a formal SEC position requiring an investment company to “look through” to the securities held by an underlying fund when determining the investment company’s compliance with Rule 35d-1 under the 1940 Act.  However, in response to the comment, the following disclosure will be added to the paragraph titled “80% Policy” under the heading “More Information About Investment Strategies & Risks” in the statutory prospectus: “To the extent the Portfolio invests in securities of other investment companies or investment vehicles (such as exchange-traded funds), it takes into consideration the investment policies of such investment companies and investment vehicles at the time of investment in determining compliance with its 80% policy.”

p.

Comment:  For the first group of risks starting on page 19, in the “General Investment Risks” section, please make clear that these are non-principal risks and move them to follow the ”Principal Investment Risks” discussion.

Response:  The Trust has moved the “General Investment Risks” section to follow the “Principal Investment Risks” discussion and made clear that these are general investment risks.

3.	SAI
a.

Comment:  In the first sentence of the “Concentration” section on page 6, please revise the language to more accurately state that concentration is more than 25% of total assets in the securities of issuers in a particular industry or group of industries.

Response:  The Trust has revised the language to state the following: “While the 1940 Act does not define what constitutes “concentration” in an industry, the SEC staff has taken the position that investment of 25% or more of a portfolio’s total assets in one or more issuers conducting their principal business activities in the same industry or group of industries constitutes concentration.”

b.

Comment:  In the last two sentences of the section “Trust Investment Policies - Notations Regarding the Portfolios’ Fundamental Restrictions - Concentration,” please revise the disclosure to clarify that the Portfolio will consider the investments of other investment companies and it will do so for all funds in which it invests and not just those that concentrate assets in one or more industries.

Response:  The Trust is not aware of a requirement to “look through” underlying investment companies in which the Portfolio invests for purposes of administering its concentration policy.  The Trust believes that its current policy on concentration, as disclosed in its SAI, complies with relevant interpretations applicable to open-end funds.  The Trust respectfully submits that no revisions are required.

c.

Comment:  In the third paragraph of the section “Derivatives” on page 14, please revise the disclosure to clarify that any derivatives included in the 80% policy are valued for purposes of the policy on a mark to market basis and not based on notional value.

Response:  Please refer to our response to comment 2.l.

d.

Comment:  The section “The Sub-Advisers” on page 89 includes a statement that no sub-advisory fees were paid to the sub-advisers before 2020.  Please disclose all information required by Item 19(a)(3) of Form N-1A with respect to each sub-adviser, including the percentage of each sub-advisory fee rate and its basis, for example, as a percentage of total assets.  Please note that it is a staff position that this item requires this disclosure regardless of whether the fees are paid directly by the Portfolio or indirectly by way of the adviser.

Response:  The Trust respectfully submits that the disclosure as currently provided is consistent with the requirements of Item 19(a)(3) of Form N-1A, which requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the sub-advisory fees are paid by the Adviser, and not the Portfolio, the Trust respectfully declines to make any changes in response to this comment.

e.

Comment:  Please provide the information required by Items 25(a)(3) and 25(b) of Form N-1A. If the response is that no such amounts are paid to the underwriter, then please explain supplementally how amounts are paid to selling firms if not through the underwriter.

Response:  The compensation received by the principal underwriter from the Portfolio is disclosed in the SAI in the section titled “The Distributor.”  The Trust does not pay the Distributor any underwriting commissions for the sale of fund shares, and therefore Item 25(a)(3) of Form N-1A is not applicable.  The Distributor does not receive any underwriting discounts and commissions, compensation on redemptions and repurchases, or brokerage commissions, as referenced in Item 25(b) of Form N-1A.  Disclosure describing “other compensation” as referenced in Item 25(b) appears in the section “The Distributor” in the SAI in tabular format.  The table shows the amounts paid by the Class A and Class B shares of the Portfolio for the Distributor pursuant to the Rule 12b-1 Distribution Plan for the fiscal year ended December 31, 2019. This information is responsive to both Item 19(g) and Item 25(b) of Form N-1A.  However, in response to the staff’s comment, the Trust has added the following statement in the section entitled “The Distributor”: “The Distributor does not receive any underwriting discounts or commissions, compensation on redemptions and repurchases, or brokerage commissions from the Trust.”

f.	Comment: In Appendix B, with respect to new portfolio managers, please provide information as of the most recent practicable date for other accounts managed and ownership of fund shares.

Response:  The Trust will provide in its next post-effective amendment the information for other accounts managed and ownership of fund shares as of the most recent practicable date with respect to new portfolio managers.

*****

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

cc:	William MacGregor, Esq. Maureen Kane, Esq. Kiesha T. Astwood-Smith, Esq. Victoria Zozulya, Esq. AXA Equitable Funds Management Group, LLC Fatima Sulaiman, Esq.K&L Gates LLP

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